RECEIVED

2006 MAR 20 A 11:50

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Norwood Abbey Ltd ACN 085 162 456 ABN 20 085 162 456
63 Wells Road Chelsea Heights Victoria 3196 Australia

Telephone 9782 7333
Facsimile 9782 7334
norwood@norwoodabbey.com.au

06011745

9 March 2006

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Norwood Abbey Ltd. (the "Issuer")
File Number 82-34754

To Whom it May Concern:

I enclose for submission the following reports as filed in Australia:

Date of Issue	**Subject**
1-3-06	EyeCare Granted First Epi-LASIK Patent
22-2-06	NIM – Phase II Clinical Trial in Cancer Patients Commences

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Yours faithfully

Lula Liossi
Corporate Communications Manager
Norwood Abbey Ltd

PROCESSED
MAR 21 2006
THOMSON FINANCIAL

3/20

NORWOOD eyeCARE

EYECARE GRANTED FIRST EPILASIK PATENT

Key points:

- **First Patent for EpiLASIK granted in USA**
- **2005 market for devices and consumables estimated at more than US$100M**
- **Discussions commenced with a number of interested parties to exploit the intellectual property**

Medical technologies group Norwood Abbey Ltd [ASX:NAL] advises that the US Patent Office has granted the first patent of the Norwood EyeCare patent portfolio, relating to EpiLASIK refractive surgery.

The EpiLASIK procedure enables laser corrections to the eye without needing to make a cut through the eye. The removal of the need for a 'stromal cut' (through the eye) is seen as a major advance over the most commonly performed procedure known as LASIK.

The Norwood Eyecare patent that has been granted by the US Patent and Trademark Office today is believed to be the only granted patent anywhere in the world that relates specifically to separating the epithelium layer from the surface of the cornea of an eye for the purpose of preparing the cornea for laser vision correction surgery.

Norwood believes that the granting of this patent sets Norwood Eyecare apart from any other Company interested in supplying product into what Norwood Eyecare believes will be a very lucrative market for the company. The granting of the patent is a major step for Norwood in the process of becoming a key player in the EpiLASIK space.

Norwood Abbey Chairman, Mr Peter Hansen commented, that "the granting of the patent provides Norwood Eyecare with a further sustainable competitive advantage. Norwood Eyecare has recently been approached by two international ophthalmology companies and anticipates commencing discussions with additional ophthalmology companies with a view to exploiting the intellectual property and producing a return on the Company's investment for shareholders".

Norwood is convinced that the potential market for the EpiLASIK technology is significant. Market-scope, an independent market research firm, recently published a report estimating sales of capital equipment and consumables for the purpose of preparing the eye for laser vision correction procedures at in excess of US$100 million for the current year. Norwood believes that EpiLASIK will progressively become a replacement for LASIK.

EpiLASIK is the invention of Drs. Pallikaris and Ginis, both pre-eminent ophthalmic researchers from the renown University of Crete – Vardinoyannion Eye Institute. Dr Pallikaris also serves as President of the European Society of Cataract and refractive Surgery, president of the European Academy of Ophthalmology and President of the University of Crete.

The US Patent Office has confirmed to Norwood Eyecare the issue of Patent No. 7,004,953 entitled "Device for separating the epithelium layer from the surface of the cornea of an eye". This application derives from US provisional Application No 10/098,167, filed on 12 March, 2002 and is a continuation-in-part of US patent application 09/911,356 filed on 23 June, 2001. The expiry date of the patent is 11 March 2022.

norwood immunology

NORWOOD ABBEY

PHASE II CLINICAL TRIAL IN CANCER PATIENTS COMMENCES

Key points:

- **Phase II trial commences in cancer patients undergoing autologous bone marrow transplant treatment**
- **Trial led by Principal Investigator Professor Richard Champlin, Professor and Chair, Blood and Marrow Transplantation Department, M.D. Anderson Cancer Center**
- **Study opened - first patient recruited**

Medical technology group Norwood Abbey Ltd **[ASX:NAL]** advises that its subsidiary Norwood Immunology Ltd **[AIM:NIM]**, the company focussed on the rejuvenation of the immune system, announces the commencement of the Phase II clinical trial in cancer patients undergoing autologous (self-derived) bone marrow transplant (BMT). This follows the Company's previous announcement updating progress toward commencement on 4 July 2005.

The first of the 80 patients (40 treated; 40 control) has been enrolled at University of Texas, M.D. Anderson Cancer Center, of Houston, and will be randomized to receive either Lupron Depot® or placebo. The Dana-Farber Cancer Institute, Harvard Medical School, Boston and University of Minnesota Medical Center, Fairview, study sites are expected to commence recruitment shortly.

This double blind randomized Phase II clinical trial, which has been accepted by the U.S. Food and Drug Administration (FDA), is being undertaken to determine whether there is enhanced immune recovery as a result of using the Company's technology. It is being conducted in patients receiving standard of care high dose myeloablative chemotherapy therapy and autologous bone marrow transplant (also known as haematopoietic stem cell transplant) for the treatment of Hodgkin's disease, non-Hodgkin's lymphoma or multiple myeloma. Adult patients normally have very poor immune recovery following such chemotherapy treatment.

The primary endpoint of the trial is T cell response to a neo-antigen vaccine, as an indicator of enhanced immune response. Secondary endpoints include responses to 3 common vaccines and extensive analysis of T cells and other immune cells in the blood. The trial design is based on the pilot study conducted by Norwood Immunology at the Alfred Hospital and Peter McCallum Cancer Institute in Melbourne, Australia, interim results of which were announced at the American Haematology Society conference in December 2003.

The trial is open to male patients aged 18 to 60 years old and female patients aged 18 to 50 years old. Study participants will receive 9 months of therapy with Lupron 3 Month Depot® or Placebo, and will be on study for approximately 13 months. Information on the trial is available at the National Institutes of Health clinical trial database at http://www.ClinicalTrials.gov.

Notes for editors:

Norwood Immunology has licensed its immunology intellectual property to TAP Pharmaceutical Products Inc. for commercialization in the United States, utilizing TAP's GnRH analogue, Lupron Depot® (leuprolide acetate for depot suspension). This combined initiative is exploring the use of Lupron Depot in regenerating the thymus gland and in turn "re-booting" the body's immune system, enabling patients to better recover from life-threatening diseases.

TAP Pharmaceutical Products Inc., located in Lake Forest, IL., U.S.A., is a joint venture between Abbott, headquartered in Abbott Park, IL., U.S.A ., and Takeda Pharmaceutical Company Limited of Osaka, Japan. TAP currently markets Lupron Depot and Prevacid® (lansoprazole). For more information about TAP and its products, please visit the company's web site at www.tap.com.